Filed by Bank of the Ozarks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Summit Bancorp, Inc.

Commission File No.: 333-194722

** IMPORTANT INFORMATION **

** PLEASE RESPOND AS SOON AS POSSIBLE **

To:      Shareholders of Summit Bancorp, Inc.

Subject:    Form of Election and Letter of Transmittal for the Merger between

                  Summit Bancorp, Inc. and Bank of the Ozarks, Inc.

Enclosed you will find a Form of Election and Letter of Transmittal (“Election Form”) for your use in delivering your stock certificates of Summit Bancorp, Inc. (“Summit”) as required under the Agreement and Plan of Merger by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Summit Bancorp, Inc. and Summit Bank dated January 30, 2014 (“Merger Agreement”), and making an election as to whether you wish to receive cash, common stock of Bank of the Ozarks, Inc., or both cash and such common stock, as the Merger Consideration payable to you in connection with the merger of Summit with and into Bank of the Ozarks, Inc. (“Merger”).

Summit is holding a special shareholders’ meeting on May 5, 2014 (“Shareholders Meeting”) for shareholders to consider and act upon the Merger Agreement. In the interest of time, Summit and Bank of the Ozarks, as Exchange Agent, are sending you the Election Form in advance of the Shareholders Meeting in order to assure your timely return of the Election Form. If Summit shareholders do not approve the Merger Agreement and the Merger, the Election Form will not be given effect and you will continue to own your shares of Summit as you currently own them.

It is urgent that you respond as quickly as possible on the enclosed Election Form and indicate your preference as to the type of payment you wish to receive, should Summit shareholders approve the Merger, subject to any possible allocation adjustments contemplated by the Merger Agreement between the parties. You should have already received a copy of the Merger Agreement that was attached to the Proxy Statement/Prospectus mailed to you on April 7, 2014, and you should refer to the Merger Agreement in case you have any questions about the allocation procedures that Bank of the Ozarks, as Exchange Agent, will follow in making any adjustments to your Form of Election that may be required under the terms of the Merger Agreement.

In order for your election to be valid, you must see that the enclosed Election Form is completed, signed and, accompanied by your Summit stock certificates, delivered to and received by Bank of the Ozarks, as Exchange Agent, at the address stated in the Election Form, no later than 5:00 p.m., central daylight time, on Thursday, May 15, 2014.

In case your stock certificates are in the possession of a commercial bank or registered broker dealer, the stock certificates may be delivered to the Exchange Agent under a Guarantee of Delivery, as explained in the Election Form, no later than 5:00 p.m., central daylight time, on Tuesday, May 20, 2014. Even if you use this method of delivery for your certificates, however, the Election Form itself must be completed and signed by you and the institution holding your certificates, and delivered to and received by Bank of the Ozarks, as Exchange Agent, as indicated in the above paragraph, no later than 5:00 p.m., central daylight time, on Thursday, May 15, 2014.

If you have any questions regarding the instructions in this letter or in the Election Form itself, please contact Bank of the Ozarks, the Exchange Agent, as soon as possible, and they will be glad to assist you in properly completing the Election Form. Nevertheless, it is your responsibility as a shareholder of Summit to carefully follow the instructions in the Election Form and return a properly completed Election Form and your stock certificates by the indicated deadlines in order for your election to be valid. In any event, your share certificates must be surrendered before you can receive the Merger Consideration payable to you under the Merger Agreement.

Contact Information for Exchange Agent:

Ms. Sheila Mayden

Bank of the Ozarks

Trust and Wealth Management Division

P.O. Box 8811, Little Rock, Arkansas 72231

Telephone (501) 978-2218 or (800) 628-3552

Additional Information:

Bank of the Ozarks, Inc. (the “Company”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) to register the Company’s shares that will be issued to Summit’s shareholders in connection with the Merger. The registration statement includes a proxy statement/prospectus regarding the Merger, which was mailed to Summit shareholders on or about April 7, 2014. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. You may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company at the Company’s website at http://www.bankozarks.com, under the tab “Investor Relations” and then under the heading “Current SEC Filings” or by contacting Susan Blair at (501) 978-2217.

FORM OF ELECTION

AND

LETTER OF TRANSMITTAL

TO ACCOMPANY STOCK CERTIFICATES REPRESENTING

SHARES OF COMMON STOCK, $0.01 PAR VALUE PER SHARE,

OF SUMMIT BANCORP, INC.

PLEASE READ AND FOLLOW THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE DELIVERED TO

BANK OF THE OZARKS TRUST AND WEALTH MANAGEMENT DIVISION, AS EXCHANGE AGENT

Bank of the Ozarks

Trust and Wealth Management Division

Attn: Sheila Mayden

17901 Chenal Parkway

Little Rock, AR 72223

Facsimile Transmission: (501) 978-2237 (Eligible Institutions Only)

YOU MUST DELIVER THIS DOCUMENT AND ALL OTHER APPROPRIATE DOCUMENTS

TO THE EXCHANGE AGENT BY 5:00 P.M., CENTRAL DAYLIGHT TIME, ON

MAY 15, 2014 (the “Election Deadline”).

For further information: call the Exchange Agent toll-free at (800) 628-3552

DESCRIPTION OF SUMMIT BANCORP, INC. COMMON SHARES SURRENDERED
Name(s) of Record Holder(s) as Shown on the Certificate(s) and Address(es) of Such Record Holder(s)*	Certificate(s) Being Surrendered (Attach Additional list if Necessary)
	Certificate Number**	Number of Shares Represented by Each Certificate (or Covered by a Guarantee of Delivery)

Total Shares

*	For a delivery using the Guarantee of Delivery procedures, please fill in exactly as name(s) will appear on the certificate(s) when delivered.
**	Certificate numbers are not required if certificates will be delivered using the Guarantee of Delivery procedures.

SUMMARY INSTRUCTIONS

(See page 8 for more detailed instructions.)

TO ALL HOLDERS OF SHARES OF SUMMIT COMMON STOCK:

In order to receive the Merger Consideration (as described below), you must do all of the following prior to the Election Deadline:

1.	Complete this Form of Election and Letter of Transmittal, including by choosing on page 3 the type of consideration you would like to receive in exchange for your shares of Summit common stock, par value $0.01 per share (“Summit Common Shares”) and completing the information on page 1 regarding the Summit Common Shares for which you are record owner. If you do not mark one of the election boxes on page 3, your Summit Common Shares will be deemed “Non-Election Shares” and you will receive Stock Consideration in exchange for your Summit Common Shares (subject to the receipt of cash in lieu of fractional shares and the Cash Consideration in lieu of an Odd-Lot Exchange, described below) in accordance with Article II of the Merger Agreement, as described in greater detail in the proxy statement/prospectus dated April 3, 2014 (the “Proxy Statement”).

2.	Sign this Form of Election and Letter of Transmittal in the space in the box on page 5 labeled “Shareholder(s) Sign Here”;

3.	Complete and sign the Substitute Form W-9 on page 6; and

4.	Deliver this Form of Election and Letter of Transmittal, the Substitute Form W-9 and your share certificate(s), or a Guarantee of Delivery to the Exchange Agent, to the address (or the facsimile number solely with respect to a Guarantee of Delivery) set forth above on page 1. Do not endorse your share certificates.

If this Form of Election and Letter of Transmittal is not validly completed and received by the Exchange Agent prior to the Election Deadline, your Summit Common Shares will be deemed Non-Election Shares, with the result that all of your Summit Common Shares will be converted into the right to receive the Stock Consideration and you will receive no Cash Consideration (other than cash payable in lieu of fractional shares or Cash Consideration payable in lieu of an Odd-Lot Exchange) in accordance with the procedures set forth in Article II of the Merger Agreement (as described below).

DESCRIPTION OF MERGER CONSIDERATION

You are surrendering to the Exchange Agent the certificate(s) representing the Summit Common Shares owned of record by you as listed above under “Description of Summit Bancorp, Inc. Common Shares Surrendered.” Pursuant to the Agreement and Plan of Merger, dated as of January 30, 2014 (the “Merger Agreement”), by and among Bank of the Ozarks, Inc. (“Ozarks”), Bank of the Ozarks, Summit Bancorp, Inc. (“Summit”) and Summit Bank, you may elect on page 3 (the “Election”) one, and only one, of the following in exchange for each of your Summit Common Shares:

(a) a number of shares of common stock, $0.01 par value per share, of Ozarks (the “Ozarks Common Shares”) equal to the number of Summit Common Shares evidenced by the certificate(s) listed above (the “Stock Consideration”) multiplied by the Exchange Ratio (as such term is defined in the Merger Agreement), subject to adjustment as described in the Proxy Statement and the Merger Agreement (the “Stock Election”);

(b) an amount of cash for each Summit Common Share evidenced by the certificate(s) listed above, such amount determined in accordance with the provisions of the Merger Agreement (the “Cash Consideration;” and, together with the Stock Consideration, the “Merger Consideration”), subject to adjustment as described in the Proxy Statement and the Merger Agreement (the “Cash Election”); or

(c) the Stock Consideration with respect to a portion of the Summit Common Shares evidenced by the certificate(s) listed above and the Cash Consideration with respect to the balance of the Summit Common Shares evidenced by the certificate(s) listed above (the “Mixed Election”), all of which is subject to adjustment as described in the Proxy Statement and the Merger Agreement.

You understand that the Election is subject to certain terms, conditions and limitations set forth in the Merger Agreement and described in the Proxy Statement. A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A. These terms, conditions and limitations include, but are not limited to, the fact that your Election may be subject to a proration process in which you may ultimately receive an aggregate amount of Stock Consideration and Cash Consideration that is different from the Election you make on this Form of Election and Letter of Transmittal. These allocation procedures are set forth in Section 2.02 of the Merger Agreement and are described in the Proxy Statement under the caption “Approval of the Merger — Allocation.” Additionally, if either of the following occurs, such that: (i) your Election, or (ii) in the event you make no Election, your Non-Election Shares if converted into the Stock Consideration, would result in you receiving less than ten (10) whole Ozarks Common Shares (an “Odd-Lot Exchange”), then all of your Summit Common Shares for which you elected to receive the Stock Consideration or all of your Non-Election Shares, as applicable, will convert into the Cash Consideration. You are urged to read the Merger Agreement and the Proxy Statement in their entirety before completing this Form of Election and Letter of Transmittal.

You understand that the definitive terms pursuant to which the Merger will be effected in accordance with the Merger Agreement, including the amount and form of the Merger Consideration to be received by Summit shareholders, the effect of this Form of Election and Letter of Transmittal, and certain conditions to the consummation of the Merger, are summarized in the Proxy Statement, and all of those definitive terms and conditions are set forth in full in the Merger Agreement. You also understand that different tax consequences may be associated with each of the election options, and you are aware that those consequences are summarized in general terms in the Proxy Statement section entitled “Approval of the Merger - Material United States Federal Income Tax Consequences of the Merger.”

You hereby make the following election for Summit Common Shares you own of record and that are surrendered herewith to the Exchange Agent:

ELECTION

Check only one of the boxes below:

☐	Stock Election – Convert all Summit Common Shares into the Stock Consideration

☐	Cash Election – Convert all Summit Common Shares into the Cash Consideration

☐	Mixed Election – Convert:

             Summit Common Shares into the Stock Consideration; and all remaining Summit Common Shares into the Cash Consideration.

Your Summit Common Shares may be deemed Non-Election Shares if:

(a) You do not check any of the boxes under “ELECTION” above; or

(b) You check more than one of the boxes under “ELECTION” above; or

(c) You fail to follow the instructions on this Form of Election and Letter of Transmittal (including by not submitting your share certificate(s) or a Guarantee of Delivery with this Form) or otherwise fail to properly make an election; or

(d) A completed Form of Election and Letter of Transmittal (including submission of the holder’s share certificate(s) or a Guarantee of Delivery) is not received by the Exchange Agent by the Election Deadline, which is 5:00 p.m., Central Daylight Time, on May 15, 2014; or

(e) You return this Form of Election and Letter of Transmittal with a Guarantee of Delivery by the Election Deadline, but do not deliver the share certificate(s) representing the shares for which the Election is being made, within two (2) Nasdaq Global Stock Market (“Nasdaq”) trading days after the Election Deadline.

You acknowledge receipt of the Proxy Statement and agree that all Elections, instructions and orders in this Form of Election and Letter of Transmittal are subject to the terms and conditions of the Merger Agreement, the Proxy Statement and the instructions applicable to this Form of Election and Letter of Transmittal. You hereby represent and warrant that you are, as of the date hereof, and will be, as of the effective time of the Merger, the record holder of the Summit Common Shares represented by the share certificate(s) surrendered herewith, with good title to those Summit Common Shares and full power and authority (i) to sell, assign and transfer those Summit Common Shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (ii) to make the Election indicated herein. You will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of those Summit Common Shares.

You hereby irrevocably appoint the Exchange Agent to effect the exchange pursuant to the Merger Agreement and your instructions provided in this Form of Election and Letter of Transmittal. You hereby authorize and instruct the Exchange Agent to deliver your Summit stock certificate(s), and to receive on your behalf, in exchange for the Summit Common Shares represented by that certificate(s), any check and/or any certificate(s) for Ozarks Common Shares issuable to you. Furthermore, you authorize the Exchange Agent to follow any Election and to rely upon all representations, certifications and instructions contained in this Form of Election and Letter of Transmittal. All authority conferred or agreed to be conferred in this Form of Election and Letter of Transmittal is binding upon your successors, assigns, heirs, executors, administrators and legal representatives and is not affected by, and survives, your death or incapacity.

Record holders of Summit Common Shares who are nominees only may submit a separate Form of Election and Letter of Transmittal for each beneficial holder for whom that record holder is a nominee; provided, however, that at the request of Ozarks, that record holder must certify to the satisfaction of Ozarks that the record holder holds those shares as nominee for the beneficial owner(s). Each beneficial owner for whom a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of Summit Common Shares, subject to the provisions concerning joint elections.

SPECIAL ISSUANCE INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
(see Instructions 4 & 6)	(See Instructions 4 & 6)

To be completed only if the Cash Consideration is to be made payable to, and/or the certificate(s) for Ozarks Common Shares is to be issued in the name of, someone other than the record holder(s) of the Summit Common Shares or the name of the record holder(s) needs to be corrected or changed.

Issue:      Certificate      Check to:

Name:

(please print)

Address:

__________________________________________

__________________________________________

(include zip code)

__________________________________________

    (Tax Identification Number or Social Security Number)

To be completed only if the Cash Consideration is to be made payable to, and/or the certificate(s) for Ozarks Common Shares are to be issued in the name of, the record holder(s) of the Summit Common Shares but are to be sent to another person or to an address other than as set forth beneath the record holder’s signature on this Form of Election and Letter of Transmittal.

Check or certificate(s) for Ozarks Common Shares to be delivered to:*

Name:

(please print)

Address:

__________________________________________

__________________________________________

(include zip code)

*      Please attach additional sheets if necessary.

SHAREHOLDER(S) SIGN HERE

(also complete Substitute Form W-9 below)

(Signature(s) of owner(s) — see Instruction 5)

Dated:             , 2014

Social Security or other Tax Identification Number

Please sign exactly as your name(s) appear(s) on your Summit stock certificate(s). If this is a joint election, each person covered by this Form of Election and Letter of Transmittal, must sign personally.

A check(s) or stock certificate(s) for Ozarks Common Shares will be issued only in the name of the person(s) submitting this Form of Election and Letter of Transmittal and will be mailed to the address set forth in the box entitled “Description of Summit Bancorp, Inc. Common Shares Surrendered” unless the Special Delivery or Special Issuance Instructions are completed.

If signature is by a person(s) other than the record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.

Name:

(please print)

Capacity:

Address:

(include zip code)

Daytime Telephone Number: (        )

Signature Guarantee (if required by Instruction 4 or 6)

Apply signature guarantee medallion below*

The undersigned hereby guarantees the signature(s) which appear(s) on this Form of Election.

Dated:             , 2014

Name of eligible institution issuing Guarantee

*NOTE:	in the event that the check and, if applicable, stock certificate representing Ozarks Common Shares is to be issued in exactly the name of the record holder as inscribed on the surrendered Summit share certificate(s), the surrendered certificate(s) need not be endorsed and no guarantee of the signature on this Form of Election and Letter of Transmittal is required.

Requester: BANK OF THE OZARKS TRUST AND WEALTH MANAGEMENT DIVISION Substitute Form W-9 Department of Treasury Internal Revenue Service

Name:                                                                                  Business Name (if applicable):

Circle the appropriate federal tax classification:

Individual/Sole Proprietor          C Corporation          S Corporation          Partnership          Trust/Estate          Other

Address:

City, State and Zip Code:

Part 1: Registered Holders please provide your TIN in the space provided and certify by signing and dating below

Social Security No. or Employer Identification No. ☐ For Payees exempt from backup withholding check this box.

Part 2: Certification

Under penalties of perjury, I certify that:

(1) The Number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Certification Instructions -You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Part 3: Sign Here Signature of U.S. person Date

Form W-9: Under the Federal Income Tax Law, a non-exempt shareholder is required to provide the Paying Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the Form W-9 above. If the certificate is in more than one name or is not in the name of the actual owner, consult the enclosed Form W-9 guidelines for additional guidance on the number to report. Failure to provide the information on the form may subject the surrendering shareholder to backup withholding on any reportable payment.

Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Form W-9 for additional details on what TIN to give the Exchange Agent. By completing and signing the Substitute Form W-9 above, you acknowledge that you are the registered holder identified in this Form of Election and Letter of Transmittal.

If you are a foreign individual seeking to qualify as an exempt recipient, you must complete and submit an appropriate Form W-8, which may be requested from the Exchange Agent.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number, backup withholding of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number and, if I do not provide a taxpayer identification number within 60 days, such amounts will be paid over to the Internal Revenue Service.

SIGNATURE                                                                                                                DATE

GUARANTEE OF DELIVERY

Complete only if you are eligible to submit your Summit stock certificates at a later date.

(See Instruction 14 below.)

The undersigned (must check applicable box),

☐	a member of a registered national securities exchange,

☐	a member of the Financial Industry Regulatory Authority, Inc., or

☐	a commercial bank or trust company in the United States,

guarantees to deliver to the Exchange Agent either all of the certificate(s) for Summit Common Shares to which this Form of Election and Letter of Transmittal relates, or those certificates as are identified below, along with a duly endorsed stock power in form acceptable for transfer on the books of Summit Bancorp, Inc., no later than 5:00 p.m., Central Daylight Time, on the second Nasdaq trading day after the Election Deadline.

Certificate No.	Shares Represented by Each Certificate

(Firm — Please Print)
(Authorized Signature)

(Address)
(Daytime Area Code and Telephone Number)
(Date)

INSTRUCTIONS

This Form of Election and Letter of Transmittal is to be completed and submitted to the Exchange Agent prior to the Election Deadline by those holders of Summit Common Shares desiring to make an Election. It also may be used, following consummation of the Merger, as a letter of transmittal to accompany the surrender of Summit Common Shares to be exchanged for the Merger Consideration for holders of Summit Common Shares who do not complete and submit the Form of Election and Letter of Transmittal prior to the Election Deadline, although holders of Summit Common Shares who do not complete and submit this Form of Election and Letter of Transmittal prior to the Election Deadline cannot make an election. Such holders will be deemed to hold Non-Election Shares and will receive Stock Consideration in exchange for their Summit Common Shares (except that such holders will receive cash in lieu of fractional shares or, if applicable, will receive the Cash Consideration in lieu of an Odd-Lot Exchange).

Until a record holder’s share certificate(s) or a Guarantee of Delivery to the Exchange Agent is received by the Exchange Agent at the address (or the facsimile number solely with respect to a Guarantee of Delivery) set forth on the front of this Form of Election and Letter of Transmittal, together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, the holder will not receive any certificate representing the Stock Consideration and/or check representing cash in lieu of fractional shares (if any) or check representing the Cash Consideration in lieu of an Odd-Lot Exchange in exchange for the holder’s share certificate(s). No interest will accrue on the Cash Consideration or any cash in lieu of fractional shares or Cash Consideration in lieu of an Odd-Lot Exchange. Holders of Summit Common Shares receiving Stock Consideration will be entitled to any dividends or other distributions with respect to Ozarks Common Shares which have a record date and are paid after the effective time of the Merger.

1. Time in Which to Make an Election. For an Election to be validly made with respect to Summit Common Shares owned by a holder, the Exchange Agent must receive, at the address set forth on the front of this Form of Election and Letter of Transmittal, prior to the Election Deadline, this Form of Election and Letter of Transmittal, properly completed and executed, and accompanied by the certificates representing such Summit Common Shares or by a Guarantee of Delivery. DO NOT ENDORSE YOUR SHARE CERTIFICATES. Any shareholder whose Form of Election and Letter of Transmittal and certificates or Guarantee of Delivery are not so received will be deemed to hold Non-Election Shares. In the event Summit Common Shares covered by a Guarantee of Delivery are not received within two (2) Nasdaq trading days after the Election Deadline, unless that deadline has been extended in accordance with the terms of the Merger Agreement, the holder thereof will be deemed to hold Non-Election Shares.

2. Change or Revocation of Election. Any holder of Summit Common Shares who has made an Election by submitting a Form of Election and Letter of Transmittal to the Exchange Agent may change that holder’s Election by submitting to the Exchange Agent a revised Form of Election and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. Any holder of Summit Common Shares may revoke the Election and withdraw the certificate(s) for the holder’s Summit Common Shares deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the Election Deadline. After the Election Deadline, a holder of Summit Common Shares may not change the Election and may not withdraw his or her certificate(s) unless the Merger Agreement is terminated.

3. Nominees. Record holders of Summit Common Shares who are nominees only may submit a separate Form of Election and Letter of Transmittal for each beneficial owner for whom the record holder is a nominee; provided, however, that at the request of Ozarks the record holder must certify to Ozarks’ satisfaction that the record holder holds those Summit Common Shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for which a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of Summit Common Shares.

4. Guarantee of Signatures. No signature guarantee is required on this Form of Election and Letter of Transmittal if this Form of Election and Letter of Transmittal is signed by the record holder(s) of the Summit Common Shares tendered herewith, and the certificate representing Ozarks Common Shares and/or the check, if applicable, are to be issued to that record holder(s) without any correction or change in the name of the record holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program. Public notaries cannot execute acceptable guarantees of signatures.

5. Signatures on Form of Election and Letter of Transmittal and Stock Powers.

(a) If this Form of Election and Letter of Transmittal is signed by the record holder(s) of the certificate(s) tendered without any alteration, variation, correction or change in the name of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever. In the event the name of the record holder(s) needs to be corrected or has changed (by marriage or otherwise), see Instruction 6.

(b) If any Summit Common Shares tendered are held of record by two or more joint holders, each of the joint holders must sign this Form of Election and Letter of Transmittal.

(c) If this Form of Election and Letter of Transmittal is signed by the record holder(s) of the share certificate(s) listed and transmitted hereby, no separate stock powers are required.

(d) If any surrendered Summit Common Shares are registered in different names on several share certificates, it will be necessary to complete, sign and submit as many separate Forms of Election and Letters of Transmittal as there are different registrations of share certificates.

(e) If this Form of Election and Letter of Transmittal is signed by a person(s) other than the record holder(s) of the certificate(s) listed, the certificate(s) must be accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder(s) appears on the certificate(s). Signatures on stock powers must be guaranteed. See Instruction 4.

(f) If this Form of Election and Letter of Transmittal or any stock power(s) is signed by a person(s) other than the record holder(s) of the share certificate(s) listed and the signer(s) is acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, that person(s) must so indicate when signing and must submit proper evidence satisfactory to the Exchange Agent of authority to so act.

6. Special Issuance and Delivery Instructions. Unless instructions to the contrary are given in the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions,” the certificate representing Ozarks Common Shares and/or the check to be distributed following the surrender of Summit Common Shares pursuant to this Form of Election and Letter of Transmittal will be issued in the name and mailed to the address of the record holder(s) set forth in the box entitled “Description of Summit Bancorp, Inc. Common Shares Surrendered.” If the certificate and/or check are to be issued in the name of a person(s) other than the record holder(s) or if the name of the record holder(s) needs to be corrected or changed (by marriage or otherwise), the box entitled “Special Issuance Instructions” must be completed. If the certificate and/or check are to be sent to a person(s) other than the record holder(s) or to the record holder(s) at an address other than that shown in the box entitled “Description of Summit Bancorp, Inc. Common Shares Surrendered,” the box entitled “Special Delivery Instructions” must be completed. If the box entitled “Special Issuance Instructions” is completed, or the box entitled “Special Delivery Instructions” is completed other than for the sole purpose of changing the address of the record holder(s), the signature(s) of the person(s) signing this Form of Election and Letter of Transmittal must be guaranteed. See Instruction 4.

7. Important Information Regarding Backup Withholding. Under U.S. federal income tax law, the holder of Summit Common Shares must report and certify his or her social security or other taxpayer identification number and further certify that the holder is not subject to backup withholding due to notified underreporting and is a U.S. person (including a U.S. resident alien). Failure to complete the Substitute Form W-9 above could result in certain penalties as well as backup withholding of payments due to the holder. See the attached “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions. If you are a foreign person, you must provide a properly completed and executed Internal Revenue Service Form W-8BEN, which you can obtain from the Exchange Agent.

8. Inadequate Space. If there is inadequate space to complete any box or to sign this Form of Election and Letter of Transmittal, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Form of Election and Letter of Transmittal and attached to this Form of Election and Letter of Transmittal.

9. Indication of Certificate Numbers and Shares. This Form of Election and Letter of Transmittal should indicate the certificate number(s) of the certificate(s) representing the Summit Common Shares covered hereby and the number of shares represented by each certificate.

10. Method of Delivery. The method of delivery of all documents is at the option and risk of the holder of Summit Common Shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. It is suggested that this Form of Election and Letter of Transmittal be hand delivered or mailed to the Exchange Agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when materials are actually received by the Exchange Agent.

11. Payment Will be Made by a Single Check or Certificate. Normally, a single check and/or a single certificate representing Ozarks Common Shares will be issued; however, if for tax purposes or otherwise a holder wishes to have the certificates issued in particular denominations, explicit written instructions to the Exchange Agent should be provided. Holders participating in a joint election will receive a single check or share certificate for the holders’ Summit Common Shares.

12. Lost Certificates. If any certificate representing Summit Common Shares has been lost, stolen or destroyed, the holder should notify Summit at the address below in writing and await instructions as to how to proceed. The holder of any lost, stolen or destroyed certificates may be required to execute an Affidavit of Lost Certificate(s) and the Exchange Agent will require the holder to provide a surety bond in addition to the Affidavit, in order to protect Summit, the Exchange Agent and Ozarks in the event such certificates are subsequently presented to any of them in exchange for the merger consideration. Contact:

Summit Bancorp, Inc.

Attn: Rita Smith

P.O. Box 515

Arkadelphia, Arkansas 71923

870-246-8070

13. Termination of Merger. Completion of the Merger is subject to the receipt of all required regulatory approvals and to the satisfaction of certain other conditions. No payments related to any surrender of the certificate(s) will be made prior to the consummation of the Merger, and no payments will be made to shareholders if the Merger Agreement is terminated. If Summit shareholder approval of the Merger is not received, or if the Merger Agreement is otherwise terminated, all Elections will be void and of no effect and certificates representing Summit Common Shares submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

14. Guarantee of Delivery. Holders of Summit Common Shares whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent may deliver their Summit Common Shares by properly completing and duly executing a Guarantee of Delivery if (1) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or by a commercial bank or trust company in the United States, (2) prior to the Election Deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery, as provided herein, together with a properly completed and duly executed Form of Election and Letter of Transmittal and any other documents required by the Form of Election and Letter of Transmittal; and (3) the certificates for all the Summit Common Shares covered by the Guarantee of Delivery, in proper form for transfer, are received by the Exchange Agent within two (2) Nasdaq trading days after the Election Deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed to hold Non-Election Shares.

15. Construction. All Elections will be considered in accordance with the terms and conditions of the Merger Agreement.

All questions with respect to the Form of Election and Letter of Transmittal (including, without limitation, questions relating to the timeliness, effectiveness or revocation of any election) will be resolved by the Exchange Agent in its reasonable and good faith discretion and such resolution will be final and binding.

The Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Form of Election and Letter of Transmittal has been completed and submitted so long as the intent of the holder of Summit Common Shares submitting the Form of Election and Letter of Transmittal is reasonably clear. Neither the Exchange Agent, Ozarks nor Summit is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) representing Summit Common Shares, nor shall the Exchange Agent, Ozarks or Summit be liable for any failure to give any such notification.

16. Miscellaneous. No fraction of an Ozarks Common Share will be issued upon the surrender for exchange of a certificate(s) for Summit Common Shares. In lieu of fractional shares, an amount of cash determined under a formula set forth in the Merger Agreement will be paid by check. Additionally, if either of the following occurs, such that: (i) your Election, or (ii) in the event you make no Election, your Non-Election Shares if converted into the Stock Consideration, would result in an Odd-Lot Exchange, then all of your Summit Common Shares for which you elected to receive the Stock Consideration or all of your Non-Election Shares, as applicable, will convert into the Cash Consideration.

17. Questions and Requests for Information. Questions and requests for information or assistance relating to this Form of Election and Letter of Transmittal should be directed to Bank of the Ozarks Trust and Wealth Management Division, as Exchange Agent, at (501) 978-2218. Additional copies of the Proxy Statement and this Form of Election and Letter of Transmittal may be obtained from Bank of the Ozarks Trust and Wealth Management Division by calling them at the telephone number set forth in the preceding sentence.

The Exchange Agent is:

BANK OF THE OZARKS TRUST AND WEALTH MANAGEMENT DIVISION

P.O. Box 8811

Little Rock, AR 72231

(501) 978-2218

Guidelines for Certification of Taxpayer Identification

Number on Substitute Form W-9

Guidelines for Determining the Proper Taxpayer Identification Number (“TIN”) to give the Payer—Social Security numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For This Type of Account:	Give the Name and Taxpayer Identification Number of:—	For This Type of Account:	Give the Name and Taxpayer Identification Number of:—

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	8. A valid trust, estate, or pension trust	Legal entity (4)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)	9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)	10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)	11. Partnership or multi-member LLC	The partnership

5. Sole Proprietorship or disregarded entity owned by an individual	The owner (3)	12. A broker or registered nominee	The broker or nominee

6. Grantor trust filling under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*	13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

7. Disregarded entity not owned by an individual	The owner	14. Grantor trust filling under the Form 1044 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a SSN, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
(4)	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
*	Grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled where there is more than one name, the number will be considered to be that of the first name listed.

Guidelines for Certification of Taxpayer Identification

Number on Substitute Form W-9

(Section references are to the Internal Revenue Code)

Name

If you are an individual, you must generally provide the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, please enter your first name, the last name shown on your social security card, and your new last name.

Obtaining a Number

If you don’t have a taxpayer identification number (“TIN”), apply for one immediately. To apply, obtain Form SS-5, Application for a Social Security Card, from your local office of the Social Security Administration, or Form SS-4, Application for Employer Identification Number, from your local Internal Revenue Service (the “IRS”) office.

Payees and Payments Exempt From Backup Withholding

The following is a list of payees generally exempt from backup withholding and/or which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except that a corporation (except certain hospitals described in Regulations section 1.6041-3(a)) that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting.

(1)	A corporation.

(2)	An organization exempt from tax under section 501 (a), or an individual retirement plan (“IRA”), or a custodial account under section 403 (b) (7) if the account satisfies the requirements of section 401(f) (2).

(3)	The United States or any of its agencies or instrumentalities.

(4)	A state, the District of Columbia, a possession of the United States, or any of their political subdivision or instrumentalities.

(5)	A foreign government or any of its political subdivisions, agencies or instrumentalities.

(6)	An international organization or any of its agencies or instrumentalities.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities required to register in the U.S., the District of Columbia or a possession of the U.S.

(9)	A futures commission merchant registered with the commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends generally not subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.

•	Payments to partnerships not engaged in a trade or business in the U.S. and that have a least one nonresident alien partner.

•	Payments made by certain foreign organizations.

Payments of interest generally not subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payor’s trade or business and you have not provided your correct TIN to the payor.

•	Payments of tax-exempt interest (including exempt-interest dividends under section 852).

•	Payments described in section 6049(b) (5) to nonresident aliens.

•	Payments on tax-free covenant bonds under section 1451.

•	Payments made by certain foreign organizations.

•	Mortgage interest paid by you.

Payments that are not subject to information reporting are generally also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A, and 6050N, and the regulations under those sections.

Privacy Act Notice. - Section 6109 requires you to furnish your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. You must provide your TIN whether or not you are required to file a tax return. Payors must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payor. Certain penalties may also apply.

Penalties

(1) Failure to Furnish TIN. - If you fail to furnish your correct TIN to a requester (the person asking you to furnish your TIN), you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. - If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT

YOUR

TAX CONSULTANT OR THE IRS